December 4, 2007

Via Fax and U.S. First Class Mail

Ms. Angela Crane

Accounting Branch Chief

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0213

Fax: (202) 772-9218

Re:          Inovio Biomedical Corporation

Form 10-K for the fiscal year ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the Quarterly Period ended September 30, 2007

File No. 001-14888

Dear Ms. Crane:

In response to your comment letter of November 29, 2007 to Peter Kies of Inovio Biomedical Corporation (“Inovio” or the “Company”), the Company would like to formally request a further review of its response filed November 8, 2007 to the prior comment letter of October 10, 2007, by a staff member of a supervisory level to the individuals involved to date. The Company requests the opportunity to discuss the issues as addressed in its most recent response letter with such supervisory staff, in order to ensure clear communication regarding the issues and gain further insight into the Staff’s concerns prior to responding formally to the comment letter of November 29, 2007.

Please respond to the undersigned with confirmation of such further review and the contact information for the responsible staff member(s).

Sincerely,

/s/ Peter Kies
Peter Kies, Chief Financial Officer
Inovio Biomedical Corporation

cc:          Shoshannah D. Katz, Esq., K&L Gates

               Kim Letch, Ernst & Young

Inovio Biomedical Corporation

11494 Sorrento Valley Road

San Diego, California

Phone: 858-597-6006 Fax: 858-597-0451